

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 7, 2017

John F. Bookout, IV
Chief Financial Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, Texas 77070

> **Re: Noble Midstream Partners LP**
> **Registration Statement on Form S-3**
> **Filed November 1, 2017**
> **File No. 333-221253**

Dear Mr. Bookout:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: G. Michael O'Leary
Courtney Cochran Butler
Andrews Kurth Kenyon LLP